

Slope County Oil Company

March 25, 2008

Felipe Pimienta Barrios
Chief Financial Officer
PetroSouth Energy Corp.
20333 State Highway 249
Suite 200-113
Houston, Texas 77070

Re: Venture to Acquire 4,800 Acre Red River/Lodgepole/Birdbear
Prospect in Slope County, North Dakota - Letter of Intent

Dear Mr. Barrios,

I propose the following as the terms of the Letter of Intent:

1. Using proprietary photo geologic analysis, Slope County Oil Company has identified a Red River formation prospect in Slope County, North Dakota near existing Red River formation production. Slope County Oil Company has also identified Lodgepole Reef prospects overlying this Red River formation Prospect. Slope County Oil Company has high graded some of these Lodgepole Reef prospects using proprietary geochemical methods. This prospect is called the Spring Creek Red River Prospect.

2. Slope County Oil Company has existing leases over much of the 4,800 acre Spring Creek Red River Prospect and can quickly acquire the few remaining leases necessary to control the Prospect.

3. PetroSouth Energy Corp. wishes to acquire the Spring Creek Red River Prospect and leases covering the Prospect from Slope County Oil Company.





4. PetroSouth Energy Corp. will advance the sum of $240,000 to Slope County Oil Company, as follows: $60,000 upon the execution of this Letter of Intent; $90,000 within thirty days of the execution of this Letter of Intent and $90,000 within sixty days of the execution of this Letter of Intent. PetroSouth Energy Corp. will also pay the independent geologist fee of $7,500. Immediately on receipt of the $240,000 Slope County Oil Company will assign to PetroSouth Energy Corp. the existing leases and proceed to quickly acquire any remaining leases for the 4,800 acre Spring Creek Red River Prospect and immediately assign them to PetroSouth Energy Corp. The royalties are 20% or less and the leases will be a minimum of three year paid up leases. Slope County Oil Company will retain no overriding royalty.

5. The Assignment of the leases to PetroSouth Energy Corp. will be subject only to the royalties and a back in working interest to Slope County Oil Company of 20% after payout.

6. PetroSouth Energy Corp. will have no obligation to drill the Spring Creek Red River Prospect, but in the event in the event that it decides not to drill the prospect before six months from the expiration of the lease term, it shall reassign the lease to Slope County Oil Company and retain no further rights to the leases or the Spring Creek Red River Prospect.

If the Letter of Intent is correct, please indicate your agreement by executing the statement below returning a fax of the signed original to me.

Sincerely,

Robert J. Angerer, Jr.

Robert J. Angerer, Jr.
President
Slope County Oil Company

PetroSouth Energy Corp agrees with the terms of Letter of Intent.

~~Felipe Pimienta Barrios, CFO~~
FRED B. ZAZISKI, CHAIRMAN